Filed Pursuant to Rule 433
Registration No. 333-158663
BANK OF AMERICA CORPORATION
$19,290,000,000 Common Equivalent Securities, Consisting of Depositary Shares, Each Representing a
1/1,000th Interest in a Share of Common Equivalent Junior Preferred Stock, Series S and
Contingent Warrants to Purchase a Fraction of a Share of Common Stock (Which Contingent Warrants in
the Aggregate Allow for the Purchase of 60,056,200 Shares of Common Stock)
FINAL TERM SHEET

Issuer:	Bank of America Corporation (the “Company”)
Security:	$19,290,000,000 of Common Equivalent Securities, each consisting of (i) one depositary share (each, a “Depositary Share”), representing a 1/1,000th interest in a share of the Company’s Common Equivalent Junior Preferred Stock, Series S (the “Common Equivalent Stock”), each share of which, upon the approval of the Company’s stockholders of an amendment to the Amended and Restated Certificate of Incorporation of the Company (the “Amendment”) to increase the number of authorized shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), from 10,000,000,000 to such amount as is authorized by the Board of Directors of the Company, which amount shall not be less than a sum sufficient to effect the conversion of the Common Equivalent Stock, will automatically convert in full into shares of Common Stock, at a conversion rate of 1,000 shares of Common Stock for each share of Common Equivalent Stock; and (ii) a contingent warrant to purchase 0.0467 of a share of Common Stock (the contingent warrants in the aggregate allow for the purchase of 60,056,200 shares of Common Stock) at an exercise price of $0.01 per share that will become exercisable for a 30-day period (at the end of which such contingent warrant will immediately and automatically expire) if the Company’s stockholders reject the Amendment.
Ticker:	BAC PR S
Public offering price per Common Equivalent Security:	$15.00
Number of Common Equivalent Securities issued:	1,286,000,000

Number of shares of Common Stock issuable upon conversion of the Common Equivalent Stock represented by Depositary Shares forming part of the Common Equivalent Securities issued in this Offering:	In the aggregate, upon issuance, 1,286,000,000 shares of Common Stock will be issuable upon conversion of the Common Equivalent Stock (or one share of Common Stock for each Depositary Share).
Use of proceeds:	The Company intends to use the net proceeds of this offering, together with existing funds, to repurchase the TARP preferred stock held by the Treasury Department pursuant to the Company’s participation in TARP.
Book-runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-manager and qualified independent underwriter:	UBS Securities LLC
Underwriting	The prospectus supplement related to this offering may be used by Merrill Lynch, Pierce, Fenner & Smith Incorporated in connection with offers and sales of the Common Equivalent Securities and shares of Common Stock in market-making transactions, to the extent permissible.
CUSIP/ISIN:	060505419 / US0605054198

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at (866) 500-5408 and UBS Securities LLC at (888) 827-7275.